Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before taxes (a)	$(20,440)	$(120,413)	$(43,262)	$108,351	$1,545
Interest expense (b)	60,572	59,870	44,699	42,533	44,596
Amortization of deferred financing costs and bond discount	3,298	4,338	2,386	2,507	3,705
Preference securities dividends requirements	—	—	—	—	878
Less: Preference securities dividends requirements	—	—	—	—	(878)

Total earnings	$43,430	$(56,205)	$3,823	$153,391	$49,846
Fixed charges:
Interest expense (b)	$60,572	$59,870	$44,699	$42,533	$44,596
Amortization of deferred financing costs and bond discount	3,298	4,338	2,386	2,507	3,705
Interest element on rent expense (c)	1,642	1,277	1,245	1,011	810
Preference securities dividends requirements (d)	—	—	—	—	878

Total fixed charges	$65,512	$65,485	$48,330	$46,051	$49,989
Ratio of earnings to fixed charges (e)	—	—	—	3.33	—

(a)	For the year ended December 31, 2010, income (loss) from continuing operations before taxes includes a non-cash goodwill impairment charge of $62.8 million.
(b)	For the year ended December 31, 2009, interest expense includes a non-recurring non-cash charge of $7.5 million associated with a deferred loss recognized on interest rate derivatives for which previously hedged cash flows no longer exists as a result of the repayment of the first and second lien term loans on December 23, 2009.
(c)	Interest on operating leases estimated to be 33% of annual rental expense.
(d)	Preferred partnership unit interest and dividend requirement grossed up for income taxes in deriving the pre-tax income required to pay dividends through May 11, 2007, the cancellation date of the preferred partnership units.
(e)	For the years ended December 31, 2011, 2010, 2009 and 2007 earnings were insufficient by $22.1 million, $121.7 million $44.5 million and $0.1 million, respectively, to cover fixed charges.

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